Jingwei International Limited
Room 1605 Tianan Hi-Tech Plaza
Tower A, Tianan Cyber Park
Futian District, Shenzhen PRC 518040

November 13, 2007

Ms. Elaine Wolff, Legal Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4561

Re:	Jingwei International Limited Form SB-2 Registration Statement File No. 333-145496

Dear Ms. Wolff:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form SB-2 (No. 333-145496) (together, the “Registration Statement”) of Jingwei International Limited, a Nevada corporation (the “Company” or “Jingwei”). Amendment No. 2 responds to the comments set forth in the Staff’s letter dated October 25, 2007 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Summary, page 1
1.	The disclosure on page 1 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
Our Company, page 1
2.	The disclosure on page 1 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
3.	The disclosure on page 1 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
4.

The disclosure on page 1 of Amendment No. 2 has been revised in accordance with the Staff’s comment. We respectfully advise the Staff that the contractual relationship exists between Jingwei BVI’s PRC subsidiary Jingwei HengTong Technology (Shenzen) Co., Ltd. and Jingwei Communications.

5.	The disclosure on page 1 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
Risk Factors, page 3
Our business depends to a large extent on moblie telecommunications service providers in China…”, page 3
6.	The disclosure on page 3 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
Management’s Discussion and Analysis or Plan of Operations, page 14
Company Overview, page 14
7.	The disclosure on page 15 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
Business Support Services, page 15
8.	The disclosure on page 15 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
Business Outlook, page 15
9.

We respectfully advise the Staff that we are on target to generate over 50% of our revenues from sources other than services rendered to telecom providers. Revenues associated with sales of mobile handsets identified by our data mining capabilities contributed more than 50% of our revenues in the first half of 2007. We expect to continue in this trend of revenue growth in the consumer electronics industry. In addition, we expect to continue this trend for the remainder of the year with additional non-telecom sector revenue contribution coming from data marketing for real estate and banking which we estimate will account for additional 10 to 15% of the total annual revenue for 2007.

10.	The disclosure on page 15 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
11.	The disclosure on page 15 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
12.

The disclosure on page 16 of Amendment No. 2 has been revised in accordance with the Staff’s comment. . We supplementally advise the Staff that we have recognized revenues to date from this business segment.

13.	The disclosure on page 16 of Amendment No. 2 has been revised in accordance with the Staff’s comment.
14.	The disclosure on page 16 of Amendment No. 2 has been revised in accordance with the Staff’s comment.

Results of Operations, page 16
15.

We have provided a comparison of the results of operations for the years ended December 31, 2006 and 2005 since the information was derived from audited financial statements. With respect to the interim period ended June 30, 2006, however, we are not sufficiently comfortable with the financial results for that period to merit disclosure in the MD&A section, particularly as no financial statements of the VIE as of and for the three and six months ended June 30, 2006 meeting the SEC’s standards, including being subject to a pre-filing review by our auditors, have been prepared.

Description of Business, page 22
16.	Changes in response to the Staff’s comment have been made on page 22 of Amendment No. 2.
Products and Services, page 26
17..	Changes in response to the Staff’s comment have been made on page 26 of Amendment No. 2.
Certain Relationships and Related Party transactions, page 39
18.	Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 2.
19.	Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 2.
20.	Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 2.
21.

Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 2. . We supplementally confirm to the Staff that Mr. Du was involved in the negotiations regarding the formation of Jingwei BVI and exchanging interests in the operating company for interests in the company entitled to consolidate the results of operations and financial position of the operating company.

22.	Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 2.
Selling Stockholders, page 41
23.	Changes in response to the Staff’s comment have been made on pages 41 through 43 of Amendment No. 2.
General comments for Financial Statements presented
24.	We have included the unaudited financial statements of Jingwei Communications and subsidiaries as of and for the month ended January 31, 2007.
25.	We have added a column to the selected financial data to disclose the information for the month of January 2007.

Consolidated Statements of Operations, page F-3
26.	We have deleted the last column on the Consolidated Statement of Operations for the three and six months ended June 30, 2007.
27.

We have revised the Statement of Operations for the six months ended June 30, 2007 in order to remove the January 2007activity of the VIE and we have deleted the line item called “Variable interest entities’ income before acquisition”. The individual line items on the Statement of Operations for the six months ended June 30, 2007 now only include the VIE activity from February 1, 2007 through June 30, 2007.

Part II, Information Not Required in Prospectus
28.

We have obtained confirmation from our PRC legal counsel, Guang Dong Jindi Law Office, that our current ownership structure and the contractual arrangements comply with all existing applicable PRC laws, rules and regulations. Furthermore, we have included as Exhibit 23.3 to the Registration Statement the consent of Guang Dong Jindi Law Office to the use of its name in the Registration Statement..

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970 . Thank you.

Sincerely,

/s/ Regis Kwong Regis Kwong Chief Executive Officer Jingwei International Limited